Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 7 DATED NOVEMBER 7, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Senior Mortgage Loan – CCA Fletcher Partners, LP

On November 2, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $5,000,000, (the “CCA Fletcher Senior Loan”). The borrower, CCA Fletcher Partners, LP, a Delaware limited partnership (“CCA Fletcher”), used the loan proceeds to acquire 81,070 square feet of land that is currently unentitled. CCA Fletcher intends to entitle and apply for permits for 36 homes under the Los Angeles Small Lot Ordinance for the site located at 3811 - 3845 Fletcher Drive, Los Angeles, CA 90065 (the “CCA Fletcher Property”).

CCA Fletcher is managed by the principal of Comstock Homes and Comstock Crosser & Associates Development Company, Robert Comstock (the “Sponsor”). Since inception in 1979, Comstock has developed approximately 3 million square feet of office and retail space. Its residential housing arm was created in 1994 and has since entitled, built and sold 36 projects totaling approximately 4,000 units. Comstock’s current residential pipeline totals approximately 2,000 units with revenues estimated at $1 billion.

The CCA Fletcher Property is composed of 12 parcels, which are partially improved.

On the original closing date of the CCA Fletcher Senior Loan, CCA Fletcher was capitalized with approximately $862,500 of equity capital from the borrower.

The CCA Fletcher Senior Loan bears an interest rate of 9.65% per annum, with an amount equal to 9.65% per annum paid current on a monthly basis through the maturity date, May 2, 2020 (the “CCA Fletcher Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the CCA Fletcher Senior Loan amount, paid directly by CCA Fletcher.

CCA Fletcher has the ability to extend the CCA Fletcher Maturity Date for two, six-month periods. To exercise either extension option, all interest must be paid and CCA Fletcher will be required to pay an extension fee of 1.0% of the funding provided. During the first and second extension period, the interest rate will increase to 10.65% and 11.65%, respectively.

The Sponsor and Comstock Crosser & Associates Development Company, LLC have provided customary bad boy carve-out guarantees.

As of its closing date, the CCA Fletcher Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 87.0%. The LTPP ratio is the amount of the CCA Fletcher Senior Loan divided by the land purchase price. As of its closing date, the CCA Fletcher Senior Loan’s as-is loan-to-value ratio, or the LTV ratio, was approximately 76.9%. The LTV ratio is the amount of the CCA Fletcher Senior Loan divided by the July 2018, third-party appraised value of the CCA Fletcher Property. There can be no assurance that such value is correct.

The CCA Fletcher Property is between the Glassell Park and Cypress Park submarkets of Los Angeles, CA. The neighborhood is nestled between Atwater Village and Highland Park and is approximately six miles to Downtown Los Angeles. The area benefits from two major thoroughfares of desirable retail and restaurants (Eagle Rock Blvd & York Blvd), as well as proximity to Occidental College, a liberal arts college.

As the CCA Fletcher Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative, reviewed and approved of the transaction prior to its consummation.